SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                AMENDMENT NO. 23

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of l934




                  AMERICAN HERITAGE LIFE INVESTMENT CORPORATION
       -----------------------------------------------------------------
                                (Name of Issuer)




                Shares of Common Stock, Par Value $l.00 Per Share
       -----------------------------------------------------------------
                         (Title of Class of Securities)





                                   026522 l0 2
       -----------------------------------------------------------------
                                 (CUSIP NUMBER)



                                  H. J. Skelton
                                 P. O. Box 19366
                        Jacksonville, Florida 32245-9366
                                 (904) 223-4700
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  July 8, 1999
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a Statement on Schedule l3G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule l3d-1(b) (3) or (4), check the following box: ( )


Check the following box if a fee is being paid with this Statement: (   )

CUSIP NO.               026522 10 2     13D

----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               ROBERT D. DAVIS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            27,444 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                           11,186,472 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            27,444 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,186,472 Shares**
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              11,213,916 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   39.8%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                     IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------

1.      NAME OF REPORTING PERSON
               T. WAYNE DAVIS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               4l7-62-4836
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            21,044 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                            11,200,482 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            21,044 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,200,482 Shares**
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         11,221,526 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                           (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         39.8%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                    IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D


-----------------------------------------------------------------

1.      NAME OF REPORTING PERSON
               A. DANO DAVIS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            113,062 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                            11,333,776 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            113,062 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,333,776 Shares**
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         11,446,838 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         40.6%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                    IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               CHARLES P. STEPHENS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               254-l9-3609
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               PF-AF-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Georgia - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            5,630 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                            11,132,790 Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            5,630 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            11,132,790 Shares**
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    11,138,420 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         39.5%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                    IN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D
-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               D.D.I., INC.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               59-2448386
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               BK-AF-WC-00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            11,061,978 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            11,061,978 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               11,061,978 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    39.3%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                    CO

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               SIVAD INVESTORS, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               76-0485018
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               TEXAS - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            10,797,178 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            10,797,178 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    10,797,178 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    38.3%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                    00

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

CUSIP NO.               026522 l0 2     l3D

-----------------------------------------------------------------
1.      NAME OF REPORTING PERSON
               AHLI, LTD.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          76-0519078
-----------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a( x  )
                                                            b(    )
-----------------------------------------------------------------

3.      SEC USE ONLY
-----------------------------------------------------------------

4.      SOURCE OF FUNDS
               00
-----------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
-----------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               TEXAS - U.S.A.
-----------------------------------------------------------------

     Number of                        7.  SOLE VOTING POWER
                                            10,797,178 Shares**
      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                              -0-     Shares**
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER
                                            10,797,178 Shares**
       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                              -0-     Shares**
-----------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    10,797,178 Shares**
-----------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
                                                             (    )
-----------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         38.3%
-----------------------------------------------------------------

14.     TYPE OF REPORTING PERSON
                    PN

-----------------------------------------------------------------


** See Item 5 to the Schedule l3D attached hereto.

     This Amendment No. 23 to Schedule l3D dated July 8 1999, hereby amends the following items of the Schedule l3D dated August 7, l98l, as amended by Amendment No. l thereto dated December 2, l98l, Amendment No. 2 thereto dated October 3l, l982, Amendment No. 3 thereto dated March 7, l983, Amendment No. 4 thereto dated March 5, l984, Amendment No. 5 thereto dated January 20, l986, Amendment No. 6 thereto dated December 9, l986, Amendment No. 7 thereto dated August 3l, l987, Amendment No. 8 thereto dated April 8, l988, Amendment No. 9 thereto dated February l5, l989, Amendment No. 10 thereto dated March 3, l992, Amendment No. ll thereto dated March ll, l993, Amendment No. l2 thereto dated September 27, l993, Amendment No. l3 thereto dated June l, l994, Amendment No. 14 thereto dated November 25, 1994, Amendment No. 15 thereto dated June 11, 1995, Amendment No. 16 thereto dated November 12, 1996, Amendment No. 17 thereto dated December 27, 1996, Amendment No. 18 thereto dated January 2, 1997, Amendment No. 19 thereto dated December 17, 1997, Amendment No. 20 thereto dated January 5, 1998, Amendment No. 21 thereto dated December 16, 1998, and Amendment No. 22 thereto dated January 4, 1999, filed with respect to the Davises.

ITEM l. Security and Issuer.
     This Schedule l3D relates to shares of Common Stock, par value $l.00 per share (the "Shares"), of American Heritage Life Investment Corporation ("AHLIC"), a corporation organized and existing under the laws of the State of Florida. The address of the principal executive offices of AHLIC is l776 American Heritage Life Drive, Jacksonville, Florida, 32224.

ITEM 2. Identity and Background.
     This Schedule 13D is filed jointly as to the following persons, who are collectively referred to as the "Davises":

     (1) Robert D. Davis ("RDD") whose principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224. RDD's principal occupation is that of Chairman of the Board of Directors of D.D.I., Inc. and a member of the Board of Directors of Winn-Dixie Stores, Inc. ("Winn-Dixie").

     (2) A. Dano Davis, ("DANO") whose principal business address is 5050 Edgewood Court, Jacksonville, Florida 32254. DANO's principal occupation is that of Chairman of the Board of Directors of Winn-Dixie.

     (3) T. Wayne Davis ("TWD") whose principal business address is l9l0 San Marco Boulevard, Jacksonville, Florida 32207. TWD's principal occupation is that of an investor and a member of the Board of Directors of Winn-Dixie.

     (4) Charles P. Stephens, ("CPS") whose principal business address is l Pascall Road, Peachtree City, Georgia 30269. CPS's principal occupation is Vice President, Director and a principal stockholder of Norman W. Paschall Co., Inc., which is a broker, importer, exporter and processor of textile fibers and by-products, and is a member of the Board of Directors of Winn-Dixie.

     (5) D.D.I., Inc. ("DDI") is a corporation, the stock of which is held directly or indirectly by the families ("Davis Families") of four deceased brothers - A. Darius Davis ("ADD"), James E. Davis ("JED"), M. Austin Davis ("MAD") and Tine W. Davis ("Tine"). RDD, DANO and TWD are the sons of ADD, JED and Tine, respectively. CPS is MAD's daughter's husband.

     DDI's principal business is that of a holding company for assets for the Davis Families. Its principal business address is 4310 Pablo Oaks Court, Jacksonville, Florida 32224 and its directors and executive officers are as follows:

Directors:  DANO, RDD, TWD, CPS and H. J. Skelton ("HJS")
     Executive Officers:  RDD             Chairman of Board
                          HJS             President & Treasurer

     HJS is not a member of the Davis Families and his principal occupation is President of DDI.

     (6) SIVAD Investors, L.L.C. ("SIVAD") is a limited liability corporation which is 99% owned by DDI. Its principal business is managing limited partnerships whose partners are entities owned by the Davis Families. SIVAD is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995, and its managers and executive officers are as follows:

Managers:                       DANO, RDD, HJS, and Harry D. Francis ("HDF")
Executive Officer:              HJS, President

HDF is not a member of the Davis Families, and his principal occupation is Vice President of DDI.

     (7) AHLI, Ltd. ("AHLI") is a limited partnership (see Note 1). Its principal business is holding stock of the issuer for the Davis Families. AHLI is located at c/o Baker & Botts, One Shell Plaza/910 Louisiana, Houston, Texas 77002-4995 and its sole General Partner is SIVAD.

     JED was the principal founder in l956 of American Heritage Life Insurance Company ("AHL") and he, along with other members of the Davis Families through individual shareholdings, trusts, and affiliated corporations and partnerships, have been the principal shareholders in that company and AHLIC of which AHL became a wholly owned subsidiary in l968. JED was Chairman of the Board of Directors of AHL from its founding in l956 to July, l986 and Vice Chairman from July, l986 until his death on March l9, l993. He was also Chairman of the Board of Directors of AHLIC from its founding in l968 to February, l990 and Vice Chairman from February, l990 until his death. RDD is a director and member of the Executive Committee of AHLIC and AHL. DANO is a director of AHLIC and a director of AHL. None of the other Davises set forth above hold any managerial positions with AHLIC or its affiliates.

     None of the Davises have, during the past five (5) years, been convicted in any criminal proceeding nor, have any of them, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in subjecting any of the Davises to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. All members of the Davises who are natural persons are citizens of the United States of America and all members which are corporations or partnerships were organized in, and exist under laws of, the States of Florida or Texas.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The Shares which are the subject of this amended Schedule l3D filing have been acquired from time to time by the Davises with personal funds, funds of affiliates, working capital and funds borrowed from banks. For information concerning the amounts and manner in which the aforesaid Shares are held, see
Item 5 below. None of the total 11,829,895 Shares which are the subject of this amended Schedule l3D filing were held as collateral for bank loans on July 8, 1999.

ITEM 4.   Purpose of Transaction.

     This Amendment No. 23 of Schedule 13D is being filed to report that certain of the Davises have entered into an agreement to support AHLIC's agreement to merge with and into a subsidiary of The Allstate Corporation (the "Merger" and "Allstate," respectively), pursuant to an agreement and plan of merger and reorganization, dated as of July 8, 1999 (the "Merger Agreement"). AHLI, Ltd., Adfam Partners, Ltd., FND, Ltd. and James E. Davis Family WD Charities, Inc. (collectively, the "Davis Entities") have entered into a voting agreement dated as of July 8, 1999 with Allstate (the "Voting Agreement"), a copy of which is
Exhibit 1 to this Amendment No. 23 and is incorporated herein by reference. Under the Voting Agreement, the Davis Entities have agreed (a) to vote all of their shares of AHLIC in favor of the Merger, (b) not to take a cash election but to exchange all of their AHLIC shares for shares of Allstate, and (c) not to sell any of their Allstate shares received in the merger for a period of six months after the merger. In addition, the Davis Entities have agreed to vote against any other proposed acquisition of AHLIC by a third party for six months. The Voting Agreement will terminate upon the earlier of six months after (a) the effective date of the Merger or (b) the termination of the Merger Agreement which is subject to shareholder approval and certain other contingencies.

ITEM 5. Interest in Securities of the Issuer.

     The following table shows as to the Davises the total ownership of the Shares and those Shares as to which each of the Davises has sole voting and dispositive power and shared voting and dispositive power, representing in the aggregate 11,829,895 Shares or 42% of the total outstanding Shares of 28,169,416 as of July 8, 1999. The Shares held by the Davises and the total outstanding Shares have been adjusted to include 264,800 additional Shares which would be issued if DDI settled the 100,000 purchase contracts which it holds.

                                                                                                OTHER
                                                                                                FAMILY        SHARED VOTING AND
                                                  SOLE VOTING AND DISPOSITIVE POWER            MEMBERS        DISPOSITIVE POWER
                                 TOTAL         --------------------------------------          OWNING         -----------------
                                    NO.                                                         LESS
OWNER                            SHARES             RDD          TWD        DANO       CPS     THAN 5%      OTHER       DDI (1) (2)
-----                            ------             ---          ---        ----       ---     -------      -----       -----------
AHLI, LTD. (1)                  10,797,178                                                                              10,797,178
D.D.I., INC. (2)                   264,800                                                                                 264,800
FND, LTD. (3)                       76,798                                                                76,798
ADFAM PARTNERS, LTD. (4)            47,696                                                                47,696
JAMES E. DAVIS  WD
  CHARITIES, INC. (5)               39,998                                                                39,998
JED'S FAMILY'S TRUSTS (6)          321,718                                 113,062             53,654    155,002
MAD'S FAMILY'S TRUSTS (7)           87,085                                                     17,273     69,812
CPS FAMILY                           7,630                                            5,630     1,000      1,000
TWD'S FAMILY'S TRUSTS (8)          149,548                      21,044                                   128,504
TINE W. DAVIS  WD
  CHARITIES, INC. (9)               10,000                                                                10,000
RODA TRUST (10)                     27,444          27,444
                                ----------   -----------------------------------------------  ---------------------  --------------

TOTALS                          11,829,895          27,444      21,044     113,062    5,630    71,927    528,810        11,061,978
                                ==========          ======      ======     =======    =====    ======    =======        ==========


                            (SEE NOTES ON NEXT PAGE)

(1) Limited partnership of which SIVAD is a 1% general partner, DDI is a 76.61% limited partner and Estuary is a 22.39% limited partner. DDI and Estuary own 99% and 1% of SIVAD, respectively. RDD, TWD, DANO and CPS are members of the Board of Directors of DDI.

(2)      The voting and dispositive power of DDI is as follows:

        Voting and Dispositive Power                    Percentage
        ----------------------------                    ----------

        RDD             (2) (A) and (10)                  23.19%
        TWD             (2) (B)                           22.87%
        DANO            (2) (C) and (3)                   27.64%

         Aggregate  holdings of all other  members
         of the  Davis  Family,  none of whom have
         voting and dispositive  power of 9.00% or
         more of the  outstanding  shares  of DDI.
                                                          26.30%

         The shares reported for DDI represent the equivalent shares of common stock which would be received upon the settlement of 100,000 purchase contracts held by DDI. Such contracts which are required to be settled on August 16, 2000, may be settled earlier at the option of the holder.

         (A) Includes DDI shares held by trusts for the benefit of RDDs children of which RDD is sole trustee, ADFAM Partners, Ltd. (ADFAM) (SEE NOTE (4)) and Adsons, Inc. ("DSON"), a corporation wholly owned by ADFAM. RDD disclaims any beneficial interest in DDI shares which aggregate .96% held by trusts for the benefit of his daughters.

         (B) Includes DDI shares held by TWD as custodian for his grandchildren, TWDs wife and trusts of which TWD is sole or co-trustee and he, his mother, his sisters and other family members are beneficiaries. TWD disclaims beneficial interest in DDI shares which aggregate 18.81%, which are held by TWD as custodian, his wife or trusts for the benefit of his children, mother, sisters or sisters children.

         (C) Includes the DDI shares held by Estuary. Also includes DDI shares held by DANOs wife and trusts for the benefit of DANO, his mother, his children, his sister and his sisters children, of which DANO is sole or co-trustee. DANO disclaims beneficial interest in shares held directly or indirectly by trusts for the benefit of his sister and his sisters children, which aggregate 2.50% of DDIs shares.

(3) Limited partnership of which Estuary Corporation, a corporation owned by DANO's wife and trusts for the benefit of DANO, his mother, his children, his sister or his sister's children, is the general partner and two irrevocable trusts of which DANO is sole trustee and he and his sister are each sole beneficiaries and two revocable trusts for the benefit of DANO and his sister of which DANO is sole or co-trustee, are limited partners. RDD and DANO, directors of the general partner, share voting and dispositive power for shares held by FND, Ltd.

(4) Limited partnership of which RODA Trust (see note (10)), trusts for the benefit of RDD's children of which RDD is sole trustee and trusts of which RDD and his children are among the beneficiaries and HJS is sole trustee, are limited partners. RDD, at his discretion, has authority to replace HJS. A corporation of which RODA Trust is a 50% shareholder is the general partner. RDD disclaims any beneficial interest in the limited partnership interests which aggregate 3.35% held by trusts for the benefit of his daughters.

(5) Private charitable foundation established by JED for which DANO, his wife, his mother and his sister share voting and dispositive power for Shares which it holds. DANO disclaims any beneficial interest in the Shares held by such foundation.

(6) Trusts for the benefit of DANO, his children, his sister or his sister's children. Of the 321,718 Shares held by such trusts, 268,064 Shares are held by trusts for which DANO is sole or co-trustee and 50,654 Shares are held by trusts for which DANO's sister is sole trustee. DANO disclaims any beneficial interest in 116,756 Shares held by such trusts of which he is a co-trustee and his sister or his sister's children are beneficiaries.

(7) Trusts of which MAD's widow, children and other descendants are beneficiaries. CPS' wife is co-trustee for a trust which holds 39,998 Shares and CPS and his wife are co-trustees for trusts which hold 29,814 Shares.

(8) Trusts for which TWD, his mother, his sisters, his children or his sisters' children are beneficiaries. Of the 149,548 Shares held by such trusts, 21,044 Shares are held by trusts for which TWD is sole trustee and 128,504 Shares are held by trusts for which TWD is co-trustee. TWD disclaims any beneficial interest in 140,938 Shares which are held by trusts of which he is a trustee and his mother, his sisters, his children or his sisters' children are beneficiaries.

(9) Private charitable foundation for which TWD has shared voting and dispositive power for Shares which it holds. TWD disclaims any beneficial interest in Shares held by such foundation.

(10)    Revocable trust of which RDD is the sole trustee and beneficiary.

------------------------------------------------------------------------------

         The following table shows the date of purchases of shares during the last sixty days (60) by the Davises and their affiliates, the number of shares purchased and the costs thereof, all of which purchases, except as indicated, having been made in the open market:

        Purchased by    Date            No. of Shares           Cost
        ------------    ----            -------------           ----

                                           None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Davis Entities have entered into a voting agreement dated as of July 8, 1999 with The Allstate Corporation. For further information concerning this matter, reference is made to Item 4 of this Amendment No. 23 which information is incorporated herein by reference.

     The shareholders of DDI and Estuary have entered into shareholder agreements with respect to their Shares held in each of these corporations, copies of which agreements are Exhibits 2 and 4, respectively, of Amendment No. ll to Schedule l3D, which Exhibits are incorporated herein by reference. The descriptions below of such agreements are modified by and subject to the provisions of the respective agreements.

     In substance these agreements prohibit the transfer of the stock of DDI and Estuary by the shareholders of these corporations to anyone other than a "Permitted Shareholder" as defined in the particular agreement. In the case of DDI, the "Permitted Shareholders" include (l) existing shareholders, (2) any lineal descendant of ADD, JED, MAD or Tine, (3) trusts, the majority of whose interest is for the benefit of a Permitted Shareholder, (4) corporations and partnerships, the majority interest of which is owned by a Permitted Shareholder and (5) private foundations to which a Permitted Shareholder is a substantial contributor. In the case of Estuary, the Permitted Shareholders include (l) existing shareholders, (2) the lineal descendants of JED and (3) any trusts, corporations, partnerships or foundations similar to those described in phrases
(3), (4) and (5) of the previous sentence.

     In addition each of these agreements requires that the Shares of the respective corporations be voted for the election to the Board of Directors of certain designated persons or their successors as designated by the surviving or remaining designated persons. In the case of DDI, the board of directors shall consist of up to eight members, three of which shall be ADD, JED and MAD and four of which shall consist of a lineal descendant of each of ADD, JED, MAD and Tine or a spouse of each such lineal descendant. ADD, JED and MAD have all deceased. In the case of Estuary, the board of directors shall consist of ADD, JED, DANO and RDD (the Original Directors) or successors designated by the Original Directors plus any Additional Directors unanimously nominated by the Original Directors who shall be elected by the shareholders of the corporation. No successor has been designated for ADD or JED.

ITEM 7. Material to be Filed as Exhibits

Exhibit 1 Voting Agreement dated as of July 8, 1999 between The Allstate Corporation, AHLI, Ltd., Adfam Partners, Ltd., FND, Ltd. and James E. Davis Family WD Charities, Inc.

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, correct and complete.

DATED:  July 20, 1999



                                     ROBERT D. DAVIS        *
                               -------------------------------
                                     Robert D. Davis

                                      T. WAYNE DAVIS        *
                               -------------------------------
                                      T. Wayne Davis

                                       A. DANO DAVIS        *
                               -------------------------------
                                       A. Dano Davis

                                  CHARLES P. STEPHENS       *
                               -------------------------------
                                  Charles P. Stephens

                               /s/ H. J.Skelton
                               -------------------------------
                               D.D.I., Inc.
                               H. J. Skelton, President

                               /s/ H. J. Skelton
                               -------------------------------
                               SIVAD Investors, L.L.C.
                               H. J. Skelton, President


                              AHLI, Ltd.
                              By: SIVAD Investors, L.L.C.
                                  General Partner

                              By: /s/ H. J. Skelton
                               -------------------------------
                                  H. J. Skelton, President


                              * /s/ H. J. Skelton
                               -------------------------------
                                H. J. Skelton
                                Attorney-In-Fact
                                Pursuant to a power-of-attorney
                                previously filed with the
                                Commission which power is
                                incorporated herein by reference.

                                                                       EXHIBIT 1

                                VOTING AGREEMENT

         VOTING AGREEMENT dated as of July 8, 1999, (the "Agreement") between the undersigned stockholders (the "Stockholders") of American Heritage Life Investment Corporation, a Florida corporation (the "Company"), and The Allstate Corporation, a Delaware corporation ("Parent").

         WHEREAS, concurrently with the execution and delivery of this Agreement, A.P.L. Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Parent and the Company have entered into an Agreement and Plan of Merger and Reorganization dated as of July 8, 1999 (the "Merger Agreement"), providing for the merger of the Company with and into Merger Sub (the "Merger") pursuant to the terms and conditions of the Merger Agreement, and setting forth certain representations, warranties, covenants and agreements of the parties thereto in connection with the Merger; and

         WHEREAS, as an inducement and a condition to Parent entering into the Merger Agreement, pursuant to which the Stockholders will receive the Merger Consideration (as defined in the Merger Agreement) in exchange for each share of common stock, par value $1.00 per share, of the Company ("Company Common Stock") owned by the Stockholders, the Stockholders have agreed to enter into this Agreement;

         NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

         1. Representations of Stockholders. Each of the Stockholders represents that it:

                  (a) is the holder in the capacity set forth on Exhibit A hereto of that number of shares of Company Common Stock set forth opposite such Stockholder's name on Exhibit A (the "Shares");

                  (b) does not beneficially own (as such term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) any shares of Company Common Stock other than the Shares, but excluding any shares of Company Common Stock which such Stockholder has the right to obtain upon the exercise of stock options outstanding on the date hereof;

                  (c) has the right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and this Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and legally binding agreement of such Stockholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and such execution, delivery and performance by such Stockholder of this Agreement will not
         (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which such Stockholder is a party or by which such Stockholder is bound; (ii) violate any order, writ, injunction decree or statute, or any rule or regulation, applicable to such Stockholder or any of the properties or assets of such Stockholder; or (iii) result in the creation of, or impose any obligation on such Stockholder to create, any lien, charge or other encumbrance of any nature whatsoever upon the Shares;

                  (d) the Shares are now and will at all times during the term of this Agreement be held by such Stockholder, or by a nominee or custodian for the account of such Stockholder, free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights and any other encumbrances whatsoever (collectively, "Encumbrances") with respect to the ownership, transfer or voting of the Shares, except for Encumbrances created pursuant to secured lending arrangements in the ordinary course which do not alter the ability of such Stockholder to comply with the provisions of this Agreement (the "Secured Lending Arrangements"); and there are no outstanding options, warrants or rights to purchase or acquire, or other agreements relating to, the Shares other than this Agreement; and

                  (e) At the Effective Time (as defined in the Merger Agreement) of the Merger, such Stockholder will deliver the Shares and any New Shares free and clear of all Encumbrances.

The representations and warranties contained herein shall be made as of the date hereof and as of each date from the date hereof through and including the date that the Merger is consummated.

         2. Agreement to Vote Shares. Each of the Stockholders agrees to vote the Shares held by it and any New Shares (as defined in Section 6 hereof) acquired by it or any entity under its control, (a) in favor of adoption and approval of the Merger Agreement and the Merger (and each other action and transaction contemplated by the Merger Agreement and this Agreement) at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment thereof and (b) against any action or proposal that would compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each of the Stockholders also agrees to use its best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

         3. No Voting Trusts. After the date hereof, each Stockholder agrees that it will not, nor will it permit any entity under its control to, deposit any Shares in a voting trust or subject any Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent or Merger Sub.

         4. No Proxy Solicitations. Each of the Stockholders agrees that it will not, nor will it permit any entity under its control to, (a) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to or competition with the consummation of the Merger or otherwise encourage or assist any party in taking or planning any action which would compete with or otherwise could serve to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement,
(b) directly or indirectly encourage, initiate or cooperate in a stockholders' vote or action by consent of the Company's stockholders in opposition to or in competition with the consummation of the Merger, or (c) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company for the purpose of opposing or competing with the consummation of the Merger; provided, that the foregoing shall not restrict any stockholder who is also director of the Company from taking any action as a Company director that such director reasonably believes (upon written advice of outside counsel) is necessary to satisfy such director's fiduciary duties to stockholders of the Company under applicable law, including consideration of Section 607.0830(3) of the Florida Business Corporation Act.

         5. Transfer and Encumbrance.

                  (a) Other than pursuant to the Merger Agreement, each of the Stockholders agrees not to voluntarily transfer, sell, offer, pledge or otherwise dispose of or encumber, except for Encumbrances created pursuant to the Secured Lending Arrangements ("Transfer"), any of the Shares or New Shares prior to the date this Agreement shall be terminated in accordance with its terms.

                  (b) Each of the Stockholders agrees not to exercise a Cash Election (as defined in the Merger Agreement) in connection with the Merger. At and after the Effective Time of the Merger, each of the Stockholders agrees not to Transfer any shares of Parent Common Stock (as defined in the Merger Agreement) prior to the date this Agreement shall be terminated in accordance with its terms.

         6. Additional Purchases. Each of the Stockholders agrees that in the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting the Shares, (ii) such Stockholder purchases or otherwise acquires beneficial ownership of any shares of Company Common Stock after the execution of this Agreement, or (iii) such Stockholder voluntarily acquires the right to vote or share in the voting of any shares of Company Common Stock other than the Shares (collectively, "New Shares"), such New Shares shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

         7. Specific Performance. The parties hereto severally agree that if either party fails to comply with any of its obligations under this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will be immediately and irreparably harmed and will not have an adequate remedy at law or damages. In such event, each party agrees that the other party shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if either party should institute an action or proceeding seeking specific enforcement of the provisions hereof, the other party hereby waives the claim or defense that such party has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such party has failed to show any or all of the elements necessary to the granting of such relief. Each party further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

         8. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns and legal representatives. Neither this Agreement or the other agreements contemplated hereby, nor any of the rights, interests or obligations hereunder or thereunder, may be assigned, in whole or in part, by operation of law or otherwise by any party hereto without the prior written consent of the other parties hereto and any such assignment that is not consented to shall be null and void; provided, however, that Parent may transfer and assign, by written notice to the Company, its rights and obligations hereunder to any of its direct or indirect wholly owned subsidiaries (including Merger Sub), but no such transfer shall relieve Parent of its obligations hereunder if such transferee does not perform such obligations.

         9. Entire Agreement. This Agreement, together with the other agreements contemplated hereby, and the other documents referred to therein, contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written or oral, with respect thereto.

         10. Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by each of the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any part may otherwise have at law or in equity.

         11. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF FLORIDA, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.


         12. Waiver of Jury Trial. Each party to this Agreement waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

         13. Interpretation.

                  (a) The parties acknowledge and agree that they may pursue judicial remedies at law or equity in the event of a dispute with respect to the interpretation or construction of this Agreement.

                  (b) For purposes of this Agreement, the words "hereof," "herein," "hereby" and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."
         Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

                  (c) No provision of this Agreement will be interpreted in favor of, or against, either party hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

         14. No Third Party Beneficiaries. This Agreement is not intended and may not be construed to create any rights in any parties other than the parties named herein and their respective successors or assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

         15. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable the parties direct that such court interpret and apply the remainder of this Agreement in the manner that it determines most closely effectuates their intent in entering into this Agreement, and in doing so particularly take into account the relative importance of the term, provision, covenant or restriction being held invalid, void or unenforceable.

         16. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

         17. Termination. This Agreement shall terminate six months after the earliest of (i)the Effective Time (as defined in the Merger Agreement) or (ii) the termination of the Merger Agreement in accordance with its terms.

         18. Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

         19. Time of Effectiveness. The obligations of each of the Stockholders as set forth in this Agreement shall not be effective or binding upon each such Stockholder until after such time as the Merger Agreement is executed and delivered by the Company, Parent and Merger Sub, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its respective duly authorized officers, all as of the date first above written.

                                        The Allstate Corporation
                                        ------------------------

                                        By:       s/James P. Zils
                                                ------------------------------
                                        Name:     James P. Zils
                                        Title:    Vice President and Treasurer


American Heritage Life Investment Corporation
---------------------------------------------

Shareholders                                   Signature
------------                                   ---------

1.      AHLI Ltd.                       SIVAD INVESTORS, L.L.C.
                                        As General Partner of AHLI, LTD.

                                        By:     s/Robert D. Davis
                                                ------------------------------
                                                  Robert D. Davis
                                        Its        Vice President
                                                ------------------------------


2.    ADFAM PARTNERS, LTD.            TWOBROS, INC.
                                      As General Partner of ADFAM PARTNERS, LTD.

                                        By:     s/Robert D. Davis
                                                ------------------------------
                                                  Robert D. Davis
                                        Its        President
                                                ------------------------------


3.      FND, LTD.                       ESTUARY CORPORATION
                                        As General Partner of FND, LTD.

                                        By:     s/A. Dano Davis
                                                ------------------------------
                                                  A. Dano Davis
                                        Its        President
                                                ------------------------------


4.      JAMES E. DAVIS FAMILY-          JAMES E. DAVIS FAMILY-
        WD CHARITIES, INC.              WD CHARITIES, INC.

                                        By:    s/A. Dano Davis
                                                ------------------------------
                                                 A. Dano Davis
                                        Its        President
                                                ------------------------------

                                   Exhibit "A"



                                                       Number of Shares of
                                                       American Heritage Life
                                                       Investment Corporation
Named Entity                                           Common Stock
------------                                           ------------

AHLI, Ltd.                                              10,797,178
FND, Ltd.                                                   76,798
ADFAM Partners, Ltd.                                        47,696
James E. Davis Family-
  WD Charities, Inc.                                        39,998



                                       8